Circle of Wealth, LLC

701 E. Front Avenue, Floor 2

Coeur d’Alene, ID 83814

September 8, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn: Mr. Kibum Park

Re:	Circle of Wealth, LLC
Post-Qualification Amendment on Form 1-AW, as amended (the “Offering Statement”)
CIK 0001762825
Form 1-A POS Filed August 23 2023
File No. 024-10948
Request for Withdrawal Pursuant to Rule 477 of Post-Qualification Amendment No. 1 to Form 1-A filed under Form type 1-A POS

Dear Mr. Park:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Circle of Wealth III LLC (the “Company”) hereby requests that the Securities and Exchange Commission (the “SEC”) withdraw the above referenced filing on Form 1-A POS. No securities have been sold under the previously filed Form 1-A POS.

We appreciate the SEC’s assistance with the above referenced filing. Should you or your office have any questions, please feel free to contact Kevin Kim, Esq. or Saher Hamideh, counsel to the Company, at (949) 379-2600.

Sincerely,

/s/ Lee Arnold

Manager

Manager of Circle of Wealth III

Geraci LLP

Kevin Kim, Esq.